Charming Medical Limited

Units 1803-1806, 18/F, Hang Lung Centre

2-20 Paterson Street, Causeway Bay, Hong Kong

April 28, 2025

Via EDGAR

Division of Corporation Finance

Office of Industrial Applications and Services

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Attention:	Christie Wong
Terence O’Brien
Lauren Sprague Hamill
Chris Edwards

Re:	Charming Medical Limited
Amendment No. 1 to Draft Registration Statement on Form F-1
Submitted on March 10, 2025
CIK No. 0002035992

Dear Ms. Wong, Mr. O’Brien, Ms. Hamill, and Mr. Edwards,

This letter is being submitted in response to the letter dated March 25, 2025 from the U.S. Securities and Exchange Commission (the “Commission”) in which the staff of the Commission (the “Staff”) commented on the above-referenced Amendment No. 1 to Draft Registration Statement on Form F-1 submitted on March 10, 2025. Concurrently with the submission of this letter, we hereby transmit, via EDGAR, an amended Draft Registration Statement on Form F-1 (“DRS/A”) for filing with the Commission, which has been revised to reflect the Staff’s comments as well as certain other updates to the DRS/A.

For the Staff’s convenience, the Staff’s comment has been stated below in its entirety, with the Company’s response set out immediately underneath such comment. Page references below in the Company’s responses are to the page numbers in DRS/A. Capitalized terms used but not otherwise defined herein have the meanings set forth in the DRS/A.

Amendment No. 1 to Draft Registration Statement on Form F-1

Growth Drivers in the Related Industries

Preference for Natural Ingredients and Gradual Standardization of Qualification for Beauty Industry Professionals, page 80

1.	We note your response to prior comment 16. Please further revise to disclose when the study conducted by Lingnan University on the preferences of users of TCM gynecological therapies was conducted.

RESPONSE: We note the Staff’s comment and, in response thereto, respectfully advise the Staff that we have revised our disclosure on pages 85 and 86 of the DRS/A to state that the above-referenced study and data contained therein, as included in the Frost & Sullivan industry report (the “F&S Industry Report”), are based on a study conducted by Lingnan University in 2014. The F&S Industry Report, which includes such study and data, was provided to the Company on September 8, 2024, as part of its engagement of Frost & Sullivan (“F&S”) as an independent industry consultant in connection with this offering.

F&S has since confirmed that the cultural and consumer trends referenced in the study regarding the use and preference of traditional Chinese medicine remain materially unchanged. While F&S acknowledges that more recent comprehensive studies in this field are limited, its assessment supports the continued relevance of this trend. The Company has accordingly revised the disclosure. The Company welcomes any additional guidance from the Staff and remains willing to make any changes the Staff may deem appropriate.

Management

Employment Agreements and Director Offer Letters, page 107

2.	We note your response to prior comment 26, which we reissue in part. Please revise your disclosure in this section to include a summary of the material terms of the employment agreements between the company and each named executive officer.

RESPONSE: We note the Staff’s comment and, in response thereto, respectfully advise the Staff that we have revised our disclosure on page 112 of the DRS/A to include a summary of the material terms of the employment agreements between the Company and each of its executive officers.

We hope this response has addressed all of the Staff’s concerns relating to the comment letter. Should you have additional questions regarding the information contained herein, please contact the Company’s securities counsel William S. Rosenstadt, Esq. or Mengyi “Jason” Ye, Esq. of Ortoli Rosenstadt LLP at wsr@orllp.legal or jye@orllp.legal.

Very truly yours,

/s/ Kit Wong
Name:	Kit Wong
Title:	Chief Executive Officer